

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2008

Diana L. Kubik
Vice President and Chief Financial Officer
Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, CO 80202

> **Re: Evergreen Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 1-02199**

Dear Ms. Kubik:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business

Customers, page 9

1.    We note your disclosure that you had two customers that accounted for 32 percent and 13 percent of revenues for the year ended December 31, 2007. In accordance with FRC Section 503.02, please identify your customers that account for greater than 10 percent of your consolidated revenues.

Controls and Procedures

Changes in Internal Control over Financial Reporting, page 53

2.      We note your statement regarding changes in internal control over financial reporting in which you concluded there were no changes during the quarter ended December 31, 2007, "Other than as described above."  Please modify your disclosure to state, in clear and unqualified language, your conclusions regarding changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect you internal controls over financial reporting.

Notes to Consolidated Financial Statements

Note 1 Business and Summary of Significant Accounting Policies, page F-6

3.      We note your disclosure that your "… team at Fort Union completed successful testing of new operational systems that will support construction of future K-Fuel refineries…"  Please tell us why you believe it is appropriate to describe your activities at Fort Union as "successful" given the disclosure in your risk factors sections that "…we were unable to consistently operate our Fort Union plant for sustained periods of time to produce commercial quantities of K-Fuel refined coal…" and that "…our Fort Union plant was not able to achieve full scale commercial production…".

Mineral Rights and Mine Development, page F-8

4.      We note your disclosure that costs "…are depleted using the units-of-production method based on tons produced utilizing only proven and recoverable reserves in the depletion base…"  Please explain what you mean by the term "proven and recoverable reserves."   Please also explain why you have not considered probable reserves in your depletion calculation.

Engineering Comments

General

5.      We note you reference coal mines that are located in Wyoming and Ohio.  Please insert a small-scale map showing the location and access to your property.  See Item 102 (3) (B) of Regulation S-K.  Please briefly describe the road, barge and/or railroad access to each of your properties in the text.  Please note that the SEC's EDGAR program now accepts digital maps.  So please include these in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG

files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900.

Properties, page 25

6.      For each of your mines, please provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

- The coal beds of interest, including minable coal thickness.

- The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

- A list of your coal processing and/or handling facilities.

- The road, barge and/or railroad access to each of your properties.

- The present condition of the mine and facilities.

- Material events of interest concerning the mine, adverse or otherwise within the last three years.

- Any mine expansions, contractions or decommissioning within the last three years.

- Any planned expansions or reductions in mining.

- Any joint ownership.

- Any use of mining contractors.

7.      Please provide a table showing the last three years annual production for each of your mines, and the weighted average price received for your coal for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

8.      We note your statement that the Buckeye Industrial Mining Company had 20 million tons of recoverable reserves. In a table, disclose all your proven and probable reserves separately as defined in Industry Guide 7 for each mine.

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

- Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the heat value i.e. Btu's per pound and the average sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.

- If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

- In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable.

- Provide totals to the table where appropriate

- Disclose your percentage of compliance and non-compliance coal.

Note:  By "assigned" and "unassigned," we mean the following:  Assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others. Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property.  The primary reason for this distinction is to inform investors, which coal reserves will require substantial capital investments before production can begin.

9.      Please disclose the extent your reserve estimates have been reviewed by third parties, other than SEC engineers.  Supplementally provide copies of all third party reviews of your reserves that were developed within the last three years.  If you have not used any third parties to review your reserves within the last three years, please disclose this fact.

10.     Please disclose for your coal properties that have reserves included in your reserve statement:

- Indicate which coal properties are owned and which are leased,

- For the leased properties, indicate the effective length of the lease, including renewals that are automatic, or for which there is a high level of certainty that renewals can be obtained,

- Provide an analysis that compares the length of your leases, including assured renewals, with the scheduled production of currently designated reserves, and determine if all designated reserves will be mined during tenure of your leases, according to your current plans.

11. Please disclose the total annual royalty tonnage being mined from your properties and the amount of income the company receives from royalty payments over the last three years. Disclose what lands and/or mineral rights are leased and which are not. It is suggested that the company provide one map showing county lines, transportation facilities, such as roads, navigable rivers and railroads, and processing plant locations, with an outline of the mineral and surface ownership. In addition, it is suggested that another map, at the same scale, provides the more detailed mineral and law ownership status, along with a third map illustrating leased areas and non-leased areas.

12. Please disclose if you have had qualified title companies confirm your property right assertions regarding mineral rights. Please discuss what type of title review you have for the majority of your reserves or disclose this review did not occur.

13. Please make sure that throughout the reserve tables any undeveloped reserves are segregated from developed reserves or reserves you are currently developing. Also highlight which properties are under construction with something visible in the table, such as an asterisk after the name.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief